

December 22, 2010

By facsimile to (303) 466-4826 and U.S. Mail

Ms. Sheryl Briscoe
President, Secretary, Treasurer, and Director
Degaro Innovations Corp.
Lot 107, Roaring River
Steer Town PO
St. Ann, Jamaica, West Indies

Re: Degaro Innovations Corp.
       Pre-effective Amendment 1 to Registration Statement on Form S-1
       Filed December 14, 2010
       File No. 333-169770

Dear Ms. Briscoe:

       We reviewed the filing and have the comments below.

General

1. We considered the response to prior comment 1 and note the "presently" qualification language. We continue to believe for the reasons stated previously that Degaro Innovations' proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419.

2. We considered the response to prior comment 3. If Degaro Innovations wishes to rely on Rule 415(a)(1)(i) for this transaction as a secondary offering, it should reduce significantly the size of this offering relative to the number of outstanding shares held by non-affiliates and, in your response, give consideration to the factors addressed in Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules available on the Commission's website at http://www.sec.gov.

3. We considered the response to prior comment 4. Given Degaro Innovations' limited operations to date, revise the disclosure throughout the filing to state that Degaro Innovations currently is a shell company. Further, please revise the related Rule 144 disclosure to reflect that Degaro Innovations currently is a shell company.

4. Notwithstanding the response to prior comment 5 that copies of all sources relevant to the disclosure of statistics are enclosed with the response letter, we are unable to

locate the copies. As requested previously, please provide us copies of all sources used for disclosure of statistics.

5. Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

Exhibit 21.1

6. Notwithstanding the response to prior comment 18 that the exhibit is filed with the amended registration statement, the exhibit is not filed with the amended registration statement. As requested previously, please file the exhibit in the next amendment to the registration statement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: National Registered Agents, Inc. of NV
        100 East William Street, Suite 204
        Carson City, NV 89701

        Dennis Brovarone, Esq.
        18 Mountain Laurel Drive
        Littleton, CO 80127